

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Michael Zarlenga
General Counsel
PROOF Acquisition Corp I
11911 Freedom Drive
Suite 1080
Reston, VA 20190

   Re: PROOF Acquisition Corp I
    Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
    Submitted on October 15, 2021
    CIK No. 0001853070

Dear Mr. Zarlenga:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form S-1

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note your independent accountant's report refers to the company as Proof Acquisition Corp in the opinion paragraph of the report. Please revise to have your auditor reference the full name of the company, Proof Acquisition Corp I.

  You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott Fisher